AEM SPA

02 JUN -5 AM 11:23

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/308/2002/AG/db

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY UPS

02034669

May 31, 2002

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today, regarding Edipower 's completion of the acquisition of Eurogen.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

Very truly yours,

Antonella Giacobone
Company Secretary

Encl.

dw 6/12

d. 5968127 - 2.99

EDIPOWER S.p.A.

PRESS RELEASE

Public disclosure required by Consob Resolution No. 11971 of May 14, 1999, as amended.

EDIPOWER COMPLETES THE ACQUISITION OF EUROGEN, ITALY'S SECOND LARGEST ELECTRIC POWER GENERATOR

Milan, May 31, 2002 – Edipower, a new company created by Edison (40%), AEM Milano (13.4%), AEM Torino (13.3%), and Atel (13.3%) in partnership with Unicredito (10%), Interbanca (5%) and Royal Bank of Scotland (5%), completed today the acquisition of Eurogen. With installed capacity of more than 7,000 MW, or about 10% of Italy's total output of electric power, Eurogen is the largest of the three electric power generators that ENEL is privatizing.

Edipower's generating capacity will be allocated to the industrial partners on a pro-rata basis (50% Edison, 16.8% Aem Milano, 16.6% Aem Torino and 16.6% Atel), in accordance with tolling agreements, or similar commercial arrangements, with the production company (Eurogen). The industrial partners will distribute the power independently.

At 3,808 million euros, the value of the transaction was about 100 million euros more than the amount announced when Edipower was declared the winning bidder. The reasons for this difference are an increase in the seller's interest in Eurogen's stockholders' equity for the period from September 30, 2001 to May 31, 2002 and the additional indebtedness incurred by Eurogen primarily to fund capital expenditures that benefit the buyer.

To finance this acquisition, the Edipower stockholders underwrote a capital increase equivalent to about 25% of the value of the transaction. In addition, Edipower obtained an 18-month acquisition financing facility from a syndicate of Italian banks (Interbanca, IntesaBCI, and the Unicredito Group) and foreign credit institutions (Barclays, Credit Agricole Indosuez, Royal Bank of Scotland and Sociètè Generale). A portion of the loan (1.8 billion euros) is secured with Eurogen's assets without recourse on the assets of its stockholders. Eurogen's industrial stockholders are guaranteeing the balance of the loan. The repowering investments planned for the next 18 months will be funded with a separate credit line.